Proxy Voting Information

A special meeting of Members of Excelsior Directional Hedge Fund of Funds (TE), LLC was held on August 7, 2009 at One Bryant Park, New York, New York 10036.  The meeting was held to elect Alan Brott, John C. Hover II, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin as members of the Board.

The results of the proxy solicitation on the above matter are as follows:

		Votes for	Votes against	Votes withheld	Abstentions
Proposal 1

1.	Alan Brott	148,608.88	-	1,351.00	-
2.	John C. Hover II	148,608.88	-	1,351.00	-
3.	Victor F. Imbimbo, Jr.	378.49	-	149,581.39	-
4.	Stephen V. Murphy	148,608.88	-	1,351.00	-
5.	Thomas G. Yellin	378.49	-	149,581.39	-